Filed by Rock-Tenn Company
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Act of 1934

Subject Company:  Rock-Tenn Company, MeadWestvaco Corporation
Commission File No.: 001-12613

A Message from Steve Voorhees: NewCo Executive Leadership Announced

The merger of MWV and RockTenn presents a tremendous opportunity for both of our organizations. Since the announcement of the merger on January 26, we have made substantial progress in preparing for the close. We continue to expect the merger to be completed by the end of June.

I have had the opportunity to meet many people at MWV and have been delighted with the enthusiasm and capabilities of everyone I have come in contact with. And I have conferred with our colleagues in both companies about the best alternatives to organize our new company for success.

To support our vision and strategy, we will operate two main lines of business organized around our customers. This customer-centric structure will build on our exceptional capabilities to serve our customers while also improving the efficiency of our operations. This structure will allow us to leverage the collective talents we have across both organizations and provide greater opportunities for employees to develop and advance.

The Packaging Solutions business will focus on our customers in beverage, folding carton, corrugated container, merchandising displays, partition, and home, health and beauty. The Paper Solutions business will focus on our customers in containerboard, paperboard, pulp and kraft paper products used internally and sold to the global external market. Both sales and operations will report up through the Packaging and Paper Solutions businesses.

The individuals below will report to me:

•
Bob Beckler will lead the Packaging Solutions business as President. This will include our full global portfolio of packaging capabilities focused on providing winning solutions for our customers. Reporting to Bob will be Al Bosma, RTS Packaging; Jeff Chalovich, corrugated container; Kevin Clark, home, health and beauty; Craig Gunckel, merchandising displays and folding carton; and Zack Smith, beverage.

•	Nina Butler will be Chief Sustainability Officer. Nina will lead our sustainability and environmental programs, internal audit and government affairs.

•	Ward Dickson will be Chief Financial Officer. Finance, treasury, accounting, investor relations, procurement, information technology and facilities will report to Ward.

•
Pete Durette will be Chief Strategy Officer. Pete will help shape the overall strategy for NewCo and assist our businesses to more fully develop their strategies to succeed. Pete will also be responsible for coordinating our business development, mergers and acquisitions, marketing, and product research and development activities across the new company.

•	Jennifer Graham-Johnson will be Chief Human Resources Officer. In addition to human resources, safety and health will report to Jennifer.

•	Bob McIntosh will be General Counsel. In addition to the legal department, labor relations and aviation will report to Bob.

•
Jim Porter will lead the Paper Solutions business as President. This will include our full portfolio of containerboard, paperboard, kraft paper and pulp products focused on providing winning solutions for our customers from our 28 paper mills globally. Reporting to Jim will be Bob Feeser, EVP - consumer and global paper solutions, and Tom Stigers, EVP - corrugated paper solutions. Bob and Tom will be responsible for mill operations, sales and mill supply chain in their respective areas. Companywide logistics and our corrugated businesses in Brazil and India will report to Bob Feeser. Paper Solutions engineering and technical resources will report to Tom Stigers. Forest resources and the recycled fiber business will report to Jim Porter.

•	Ed Rose will be President, Specialty Chemicals.

•
Linda Schreiner will be Chief Integration Officer. Linda will provide leadership to the overall integration process to ensure the successful start-up and continuing integration of our businesses and operations to support our strategy. In addition, the NewCo process improvement organization, including Six Sigma, will report to Linda.

•	Ken Seeger will be President, Community Development and Land Management.

These leaders will develop their organizational structures and teams during the next few months. This process will be fair, balanced and capability driven. We know everyone has questions, and we are working as quickly as possible while ensuring we take the time necessary to make the best decisions for the future. Please do not make assumptions about the rest of the members of any given organization or its location based on leaders named today. Leadership will be located in both Norcross and Richmond.

John Luke and I will continue to work closely together as we build the new company. After the close, John will serve as non-executive chairman of NewCo.

We currently plan to announce the next wave of leadership before the close of the merger, and the majority of the positions will be announced by mid- to late-summer. While there are roles in which we’ll have to make difficult decisions, I want to emphasize that most positions in both companies will not be impacted by the merger. All current leaders will continue to serve in the roles they are in today until the transaction closes.

Mike Kiepura, RockTenn’s president of Packaging Solutions, Mark Rajkowski, MWV’s CFO and Wendell Willkie, MWV’s general counsel, will not have long-term roles in the new company and are committed to assist with a smooth integration as needed. I thank Mike, Mark and Wendell for their substantial contributions to our companies and wish them the best for their ongoing success. In the near future, we will recognize each of them to celebrate their contributions over the years.

Announcing our executive leadership is a very exciting step in our journey. I hope you will all join me in wishing our leaders well and in supporting them in their new roles.

Sincerely,

Steve

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “could,” “should,” “would,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “prospects,” “potential” and “forecast,” and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. RockTenn and MWV caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements regarding the anticipated closing date of the transaction, the ability to obtain regulatory and shareholder approvals and satisfy the other conditions to the closing of the transaction, the successful closing of the transaction and the integration of RockTenn and MWV as well as opportunities for operational improvement including but not limited to cost reduction and capital investment, the value of merging the U.S. pension plans of the companies, the strategic opportunity and perceived value to RockTenn’s shareholders and MWV’s stockholders of the transaction, the transaction’s impact on, among other things, the combined company’s prospective business mix, margins, transitional costs and integration to achieve the synergies and the timing of such costs and synergies and earnings. With respect to these statements, RockTenn and MWV have made assumptions regarding, among other things, whether and when the proposed transaction will be approved; whether and when the proposed transaction will close; the results and impacts of the proposed transaction; whether and when the spin-off of MWV specialty chemicals will occur; economic, competitive and market conditions generally; volumes and price levels of purchases by customers; competitive conditions in RockTenn and MWV’s businesses and possible adverse actions of their respective customers, competitors and suppliers. Further, RockTenn and MWV’s businesses are subject to a number of general risks that would affect any such forward-looking statements including, among others, decreases in demand for their products; increases in energy, raw materials, shipping and capital equipment costs; reduced supply of raw materials; fluctuations in selling prices and volumes; intense competition; the potential loss of certain customers; the scope, costs, timing and impact of any restructuring of our operations and corporate and tax structure; and adverse changes in general market and industry conditions. Such risks and other factors that may impact management’s assumptions are more particularly described in RockTenn’s and MWV’s filings with the Securities and Exchange Commission, including under the caption “Business – Forward-Looking Information” and “Risk Factors” in RockTenn’s Annual Report on Form 10-K for the fiscal year ended September 30, 2014 and “Management’s discussion and analysis of financial condition and results of operations – Forward-looking Statements” and “Risk factors” in MWV’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014. The information contained herein speaks as of the date hereof and neither RockTenn nor MWV have or undertake any obligation to update or revise their forward-looking statements, whether as a result of new information, future events or otherwise.

NO OFFER OR SOLICITATION

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving MWV and RockTenn will be submitted to the respective shareholders of MWV and RockTenn for their consideration. In connection with the proposed transaction, RockTenn has caused a newly formed holding company, Rome-Milan Holdings, Inc. to file with the SEC a preliminary registration statement on Form S-4, which includes a draft preliminary prospectus with respect to the shares to be issued in the proposed transaction and a preliminary joint proxy statement for the shareholders of MWV and RockTenn (the “Joint Proxy Statement”), and which is expected to be declared “effective” by the SEC at a later date (the “Registration Statement”). Once effective, each of MWV and RockTenn will mail the definitive Joint Proxy Statement to their respective shareholders and may file other documents regarding the proposed transaction with the SEC. The Registration Statement and the Joint Proxy Statement will contain important information about the proposed transaction and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT CAREFULLY WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by MWV or RockTenn with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement from RockTenn by going to its investor relations page on its corporate website at http://ir.rocktenn.com and from MWV on its corporate website at www.mwv.com.

PARTICIPANTS IN THE SOLICITATION

MWV, RockTenn, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about RockTenn’s directors and executive officers is set forth in its definitive proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on December 19, 2014, and information about MWV’s directors and executive officers is set forth in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2014. These documents are available free of charge from the sources indicated above, from RockTenn by going to its investor relations page on its corporate website at http://ir.rocktenn.com and from MWV on its website at www.mwv.com.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the Registration Statement, the Joint Proxy Statement and other relevant materials RockTenn and MWV intend to file with the SEC.